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--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: September 30, 1998
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
                                                     (Month/Day/Year)

   MILPI Acquisition Corp.                           February 7, 2001        PLM International, Inc. (PLM)
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    (Last)          (First)          (Middle)    3. IRS or Social Se-   5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                    curity Number of        to Issuer (Check all applicable)      of Original
    c/o PLM International, Inc.                     Reporting Person        Director        X  10% Owner         (Month/Day/Year)
    One Market                                      (Voluntary)         ----               ----
    Steuart Street Tower, Suite 800                                         Officer (give      Other (specify  ---------------------
-------------------------------------------------                            title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                                                                  Line)
                                                                       ---------------------------                Form filed by One
                                                                                                                  Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                X Reporting Person
 San Francisco,  California           94105                                                                    ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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  Common Stock                                          6,284,261(1)                     I                    (1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)

* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).

                                                                                                                    SEC 1473 (7-97)
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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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Explanation of Responses:

(1)    The 6,284,261 shares of common stock of the Issuer (the "Shares"), which constitute approximately 83.2% of the Issuer's common stock, were acquired on February 7, 2001 by MILPI Acquisition Corp. ("MILPI"). MILPI is owned by MILPI Holdings,
       LLC, which is owned by four separate trusts, AFG Investment Trust A, AFG Investment Trust B, AFG Investment Trust C
       and AFG Investment Trust D, which are each partially owned by AFG ASIT Corporation ("AFG ASIT"). AFG AIST acts as managing trustee for each of the four trusts. AFG ASIT Corporation is wholly owned by Equis II Corporation ("Equis"), which is wholly owned by Semele Group, Inc. ("Semele"). Mr. Engle and James A. Coyne collectively own 49.6% of Semele, which controls
       MILPI, MILPI Holdings, LLC, the four trusts, AFG ASIT and Equis.

                                                                           /s/ MILPI Acquisition Corp.,        February 17, 2001
                                                                                by James A. Coyne            ---------------------
**Intentional misstatements or omissions of facts constitute Federal   -------------------------------------          Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).          **Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                   SEC 1473 (7-97)
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                             Joint Filer Information

Designated Filer:                                MILPI Acquisition Corp.
Issuer & Ticker Symbol:                          PLM International, Inc. (PLM)
Date of Event Requiring Statement:               February 7, 2001


Joint Filers:
Name:             MILPI Holdings, LLC
Address:          200 Nyala Farms
                  Westport, CT 06889

Signature:  /s/ James A. Coyne
            ---------------------
            James A. Coyne
            Member


Name:             AFG Investment Trust A
Address:          200 Nyala Farms
                  Westport, CT 06889

Signature:  /s/ James A. Coyne
            ---------------------
            James A. Coyne
            Senior Vice President, AFG ASIT Corporation, as Managing Trustee


Name:             AFG Investment Trust B
Address:          200 Nyala Farms
                  Westport, CT 06889

Signature:  /s/ James A. Coyne
            ---------------------
            James A. Coyne
            Senior Vice President, AFG ASIT Corporation, as Managing Trustee


Name:             AFG Investment Trust C
Address:          200 Nyala Farms
                  Westport, CT 06889

Signature:  /s/ James A. Coyne
            ---------------------
            James A. Coyne
            Senior Vice President, AFG ASIT Corporation, as Managing Trustee


Name:             AFG Investment Trust D
Address:          200 Nyala Farms
                  Westport, CT 06889

Signature:  /s/ James A. Coyne
            ---------------------
            James A. Coyne
            Senior Vice President, AFG ASIT Corporation, as Managing Trustee


                                     Page 3 of 4
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Name:             AFG ASIT Corporation
Address:          200 Nyala Farms
                  Westport, CT 06889

Signature:  /s/ James A. Coyne
            ---------------------
            James A. Coyne
            Senior Vice President

Name:             Equis II Corporation
Address:          200 Nyala Farms
                  Westport, CT 06889

Signature:  /s/ James A. Coyne
            ---------------------
            James A. Coyne
            Senior Vice President

Name:             Semele Group Inc.
Address:          200 Nyala Farms
                  Westport, CT 06889

Signature:  /s/ James A. Coyne
            ---------------------
            James A. Coyne
            President and Chief Operating Officer


                                        Page 4 of 4